SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name:	Jaegil Choi
Title:	IRO

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	IR Team Leader

Early Resignation of Outside Director

1. Date of Change in Outside Director		March 26, 2024
2. Number of Outside Directors Affected		1 (Early Resignation)
3. Status Prior to the Change	Number of Registered Directors	10
	Number of Outside Directors	8
	Percentage of Outside Directors	80.0
4. Status Subsequent to the Change	Number of Registered Directors	9
	Number of Outside Directors	7
	Percentage of Outside Directors	77.8
5. Other Information Material to Investors		Outside director Seung Ah Theresa Cho ceased to hold office pursuant to Article 542-8(2) of the Korean Commercial Act.

[Details of Early Resignation of Outside Director]

•	Name: Seung Ah Theresa Cho

•	Date of Birth: October 1967

•	Gender: Female

•	Date of Appointment: June 30, 2023

•	Initial Term: 3 years

•	Date of Termination of Directorship: March 26, 2024

•	Type of Termination of Directorship: Termination by operation of law

•	Reason: Confirmation of a statutory disqualification under the Korean Commercial Act